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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2002


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [ X ]   Form 40-F [   ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [   ]   No [ X ]


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Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K:

Exhibit 99.1: an English translation of a local press release dated October 28, 2002, regarding its operating profit results for the third quarter of 2002.





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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         HANARO TELECOM, INC.



Date: October 28, 2002                   By:     /s/ Kyu June Hwang
                                             -----------------------------------

                                               Name:   Kyu June Hwang
                                               Title:  Managing Director



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                                  EXHIBIT INDEX



Exhibit           Description
-------           -----------
99.1              an English translation of a local press release dated October
                  28, 2002, regarding its operating profit results for the third quarter of 2002